UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on payment of remuneration to shareholders

—

Rio de Janeiro, December 15, 2021 – Petróleo Brasileiro S.A – Petrobras, following up on the releases disclosed on 08/04/2021, 10/28/2021, and 11/19/2021, informs that it is carrying out today the payment of the 2nd installment of the anticipated shareholder remuneration for 2021.

The gross amount distributed corresponds to the gross value of dividends and interest on equity (IOE) of R$ 3.250487 per common and preferred outstanding share, based on the shareholding position as of December 1, 2021.

Income tax will be levied at source on the amount corresponding to the IOE (R$ 1.055361 gross per preferred and common outstanding share), except for shareholders whose registration data prove that they are immune, exempt, or shareholders domiciled in countries for which the legislation establishes different treatment.

CREDIT INSTRUCTIONS

The payment will be made by Banco Bradesco S.A. (Bradesco), the depositary institution of the book entry shares issued by Petrobras. All shareholders whose respective records are duly updated will have their rights automatically credited to their bank accounts on today's date. For shareholders with shares under custody at B3, the payment will be made through their respective brokers.

Further information can be obtained at any Bradesco branch or by the phone 0800 701 1616.

For ADRs holders, payment will take place as of 12/22/2021 through the JP Morgan Chase Bank, Petrobras' ADRs depositary bank. Information and clarifications can be obtained on the website www.adr.com.

Dividends and IOE not claimed within three (3) years from the date of payment (December 15, 2021) will prescribe and revert in favor of the company (Law 6404/76, art. 287, sub II, item a).

 www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer